SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PHARMERICA CORPORATION

(Name of Subject Company (Issuer))

PHILADELPHIA ACQUISITION SUB, INC.

OMNICARE, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71714F104

(CUSIP Number of Class of Securities)

John G. Figueroa

Chief Executive Officer

Omnicare, Inc.

1600 RiverCenter II

100 East RiverCenter Boulevard

Covington, Kentucky 41011

Telephone:  (859) 392-3300

(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

Copies to:

Morton A. Pierce, Esq.

Chang-Do Gong, Esq.

Dewey & LeBoeuf LLP

1301 Avenue of the Americas

New York, New York 10019

Telephone:  (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$498,732,885	$57,903

*                  For purposes of calculating the amount of the filing fee only. Based on the offer to purchase up to 33,248,859 shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation (“PharMerica”), including the associated preferred share purchase rights, at a purchase price of $15.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes.  Such number of Shares consists of (i) 29,386,392 Shares issued and outstanding as of July 29, 2011, as reported in PharMerica’s Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “PharMerica Form 10-Q”) and (ii) 3,862,467 Shares that may be issued before the expiration of the offer pursuant to the exercise of stock options and the vesting of restricted stock units and performance share units based on the total number of stock options, restricted stock units and performance share units outstanding as of June 30, 2011, as reported in the PharMerica Form 10-Q.

**           Calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, by multiplying the transaction value by 0.0001161.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$57,903	Filing Parties:	Omnicare, Inc.

			Philadelphia Acquisition Sub, Inc.

Form or Registration No.:	SC TO-T	Date Filed:	September 7, 2011

☐             Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 3 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2011 (together with any amendments and supplements thereto, the “Schedule TO”) by Omnicare, Inc., a Delaware corporation (“Omnicare”), and Philadelphia Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Omnicare (“Purchaser”), relating to the offer by Purchaser to purchase (1) all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of PharMerica Corporation, a Delaware corporation (“PharMerica”), and (2) the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of PharMerica (the “Rights”) issued pursuant to the Rights Agreement, dated as of August 25, 2011 (the “Rights Agreement”), between PharMerica and Mellon Investor Services LLC, as Rights Agent, at a price of $15.00 per Share (including the associated Rights), net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).  Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights, and all references herein to the “Rights” shall be deemed to include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement.  This Amendment is being filed on behalf of Omnicare and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below.  This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11.

The Offer to Purchase is hereby amended as follows:

1.  The phrase “sole discretion” is hereby replaced with the phrase “reasonable discretion” (i) in clauses (2) and (3) on the cover page, (ii) in the second and fourth bullets under the question “What are the most significant conditions to the offer?” in the Summary Term Sheet, (iii) in the first paragraph under the caption “The Rights Condition” in the Introduction, (iv) in the first sentence of the first paragraph under the caption “The Section 203 Condition” in the Introduction, (v) in the second sentence of the first paragraph of Section 2 — “Acceptance for Payment and Payment” and (vi) in the first paragraph under the caption “The Rights Condition” in Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; the Rights Condition; Appraisal Rights; “Going-Private” Transactions.”

2.  In the Summary Term Sheet, the second paragraph under the question “What does the Board of Directors of PharMerica think of the offer?” is hereby amended and restated in its entirety to read as follows:

“On September 20, 2011, PharMerica issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with the offer, announcing its board of directors’ recommendation that stockholders of PharMerica reject the offer and not tender Shares in the offer.  See Section 10 — “Background of the Offer”.”

3.  In the Summary Term Sheet, the first paragraph under the question “If I accept the offer, when and how will I be paid for my Shares?” is hereby amended and restated in its entirety to read as follows:

“If the conditions to the offer are satisfied, and we consummate the offer and accept your Shares for payment, you will receive payment for the Shares promptly following the expiration of the offer.  See Section 2 — “Acceptance for Payment and Payment”.”

4.  In Section 1 — “Terms of the Offer; Expiration Date”, the first sentence of the penultimate paragraph is hereby amended and restated in its entirety to read as follows:

“If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates representing Shares (“Share Certificates”) are submitted representing more Shares than are tendered, certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered pursuant to the book-entry transfer procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained within the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.”

5.  In Section 3 — “Procedures for Accepting the Offer and Tendering Shares”, the first sentence under the caption “Determination of Validity” is hereby amended by deleting the phrase “, which determination will be final and binding on all parties” and the following is hereby added at the end of the second paragraph under such caption:

“Subject to any applicable legal requirements, any determination by us concerning the form of documents and validity, eligibility (including, without limitation, as to time of receipt) and acceptance for payment of any tender of Shares (and, if applicable, Rights) and compliance by a tendering stockholder with the terms of the Offer may be challenged by stockholders of PharMerica in a court of competent jurisdiction.  A nonappealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

6.  The following paragraphs are hereby added at the end of Section 10 — “Background of the Offer”:

“On September 7, 2011, PharMerica issued a press release urging its stockholders to take no action regarding the Offer at that time.

During the week of September 12, 2011, the financial and legal advisors to Omnicare and PharMerica again engaged in a series of discussions in an effort to agree upon an acceptable information sharing process in furtherance of the regulatory analysis of a possible business combination of the two companies.

On September 18, 2011, the financial and legal advisors to Omnicare and PharMerica held a telephonic meeting to further discuss such process.  During such meeting, Omnicare’s legal advisors stated that Omnicare would be willing to enter into an agreement with PharMerica pursuant to which information would be exchanged on a confidential basis solely among, and reviewed by, outside counsels of Omnicare and PharMerica.  Omnicare’s legal advisors emphasized that, for purposes of the regulatory analysis, Omnicare was only requesting access to information relating to PharMerica’s total bed count by State for the past three years, information relating to bed acquisitions and losses for the past three years and, if PharMerica was comfortable providing the information, PharMerica’s strategic plans for the past three years.  Omnicare’s legal advisors stated that all such information could be provided in a manner that does not reveal the identity of PharMerica’s customers.  Additionally, in order to address PharMerica’s concerns regarding the competitive sensitivity of such information, Omnicare’s legal advisors reiterated that, if PharMerica so desires, such information could be provided to an independent third party first so that such third party could review, reformat and edit such information to significantly reduce its competitively sensitive nature.  PharMerica’s legal advisors stated that they would consider Omnicare’s proposal and also requested that Omnicare provide certain information to PharMerica.

On September 19, 2011, a representative of Deutsche Bank contacted a representative of Goldman Sachs and stated that PharMerica would be willing to enter into a confidentiality agreement to obtain information from Omnicare but was not prepared to share information with Omnicare.  The representative of Goldman Sachs stated that PharMerica’s proposal was unlikely to be acceptable to Omnicare, and the parties had no further discussions regarding the exchange of confidential information at such time.

On September 20, 2011, PharMerica issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Offer, announcing its board of directors’ recommendation that stockholders of PharMerica reject the Offer and not tender Shares in the Offer.”

7.  In Section 14 — “Conditions to the Offer”, the first paragraph is hereby amended and restated in its entirety to read as follows:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of and accordingly the payment for, any tendered Shares, and may terminate the Offer, if, (1) at or prior to the Expiration Date, the Minimum Tender Condition, the Rights Condition, the Section 203 Condition, the Impairment Condition or the HSR Condition has not been satisfied, or (2) at any time on or after September 7, 2011, and at or prior to the Expiration Date (or thereafter in relation to any condition dependent upon the receipt of government approvals or related to the legality or permissibility of the Offer under applicable law or regulation), any of the following events shall occur or conditions shall exist:”

8.  In Section 14 — “Conditions to the Offer”, the parenthetical in clause (e)(1) is hereby amended and restated in its entirety to read as follows:

“(other than any indebtedness incurred pursuant to the Credit Agreement, dated May 2, 2011, among PharMerica, the Lenders named therein, and Citibank, N.A., as Administrative Agent, as publicly disclosed to be in effect prior to September 7, 2011)”

9.  The partial paragraph following condition (j) in Section 14 — “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:

“which, in the reasonable judgment of Omnicare or Purchaser, regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.”

10.  In Section 14 — “Conditions to the Offer”, the first two sentences of the final paragraph are hereby amended and restated in their entirety to read as follows:

“The foregoing conditions are for the sole benefit of Purchaser or Omnicare and may be asserted by Purchaser and Omnicare, in their sole discretion, regardless of the circumstances giving rise to any such conditions or, subject to the Offer remaining open for a minimum period of time following the waiver of a material condition as required by the rules and regulations of the SEC, may be waived by Purchaser or Omnicare, in their sole discretion, in whole or in part, at any time and from time to time. Subject to the rules and regulations of the SEC, the failure by Purchaser or Omnicare at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.”

11.  In Section 15 — “Certain Legal Matters; Antitrust; State Takeover Statutes; the Rights Condition; Appraisal Rights; “Going-Private” Transactions”, the second paragraph under the caption “Antitrust” is hereby amended and restated in its entirety to read as follows:

“Pursuant to the requirements of the HSR Act, a Notification and Report Form with respect to the Offer was filed by Omnicare with the Antitrust Division and FTC on September 7, 2011. At the expiration of the FTC’s initial review period, on September 22, 2011, Omnicare received a Request for Additional Information and Documentary Material (a “Second Request”) from the FTC in connection with the FTC’s review of the Offer. The effect of the Second Request is to extend the waiting period imposed by the HSR Act until ten calendar days after Omnicare has substantially complied with such request, unless that period is extended voluntarily by Omnicare or earlier terminated by the FTC.  Omnicare intends to promptly respond to the Second Request, and to continue to work cooperatively with the FTC in connection with the Second Request.”

12.  The following paragraphs are hereby added at the end of Section 16 — “Legal Proceedings”:

“On September 9, 2011, the Louisiana Municipal Police Employees’ Retirement System, which purports to be a PharMerica stockholder, filed a class action complaint against PharMerica and the members of the Board of Directors of PharMerica in the Court of Chancery of the State of Delaware.  The complaint alleges that the members of the Board of Directors of PharMerica are breaching their fiduciary duties to PharMerica’s public stockholders by, among other things, not responding in good faith to the Offer, and refusing to take appropriate action relating to the Rights Plan in response to the Offer for the sole purpose of entrenching themselves.  The complaint seeks, among other things, (i) a declaration that the action be properly maintainable as a class action, (ii) an order directing the members of the Board of Directors of PharMerica to fulfill their fiduciary duties by acting to undertake an appropriate evaluation of alternatives to maximize value for PharMerica’s public stockholders, including the Offer, (iii) damages in an unspecified amount, (iv) an injunction rendering the Rights Plan and Section 203 of the DGCL inapplicable to the Offer and Proposed Merger and (v) an award of attorney’s fees and costs of litigation.

On September 22, 2011, Hugh F. Drummond, as Trustee of the FBO Hugh F. Drummond Trust, which purports to be a PharMerica stockholder, filed a class action complaint against PharMerica and the members of the Board of Directors of PharMerica in the Court of Chancery of the State of Delaware.  The complaint alleges that the members of the Board of Directors of PharMerica are breaching their fiduciary duties to PharMerica’s public stockholders by, among other things, refusing to conduct an open and fair sales process, failing to disclose material information in its Schedule 14D-9, implementing the Rights Plan in response to the Offer and maintaining the applicability of Section 203 of the DGCL to the Offer and Proposed Merger.  The complaint seeks, among other things, (i) a declaration that the action be properly maintainable as a class action, (ii) an order enjoining the members of the Board of Directors of PharMerica from excluding strategic bidders, including Omnicare, from its sales process, (iii) an order requiring the members of the Board of Directors of PharMerica to make full and complete disclosure concerning its recommendation regarding the Offer to the stockholders of PharMerica, (iv) damages in an unspecified amount and (v) an award of attorney’s fees and costs of litigation.”

The Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees is hereby amended by replacing the phrase “sole discretion” with the phrase “reasonable discretion” in each place it appears in the description of the conditions to the Offer.

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(G)                                                    Press Release issued by Omnicare, Inc. on September 23, 2011.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of September 23, 2011 that the information set forth in this statement is true, complete and correct.

PHILADELPHIA ACQUISITION SUB, INC.

By:	/s/ John G. Figueroa
	Name:	John G. Figueroa
	Title:	President

OMNICARE, INC.

By:	/s/ John G. Figueroa
	Name:	John G. Figueroa
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated September 7, 2011.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(G)	Summary Advertisement published on September 7, 2011.*
(a)(5)(A)	Press Release issued by Omnicare, Inc. on September 7, 2011 announcing the commencement of the Offer.*
(a)(5)(B)

Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 23, 2011).

(a)(5)(C)	Press Release issued by Omnicare, Inc. on August 23, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 24, 2011).
(a)(5)(D)	Press Release issued by Omnicare, Inc. on August 25, 2011 (incorporated by reference to the Schedule TO-C filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).
(a)(5)(E)	Excerpt of transcript of conference attended by Omnicare, Inc. on September 8, 2011.*
(a)(5)(F)	Investor Presentation dated September 2011.*
(a)(5)(G)	Press Release issued by Omnicare, Inc. on September 23, 2011.
(b)(1)

Credit Agreement, dated August 24, 2011, by and among Omnicare, Inc., the lenders named therein, SunTrust Bank, as Administrative Agent, JP Morgan Chase Bank, N.A., as Syndication Agent and Barclays Bank PLC, Goldman Sachs Bank USA and Bank of America, N.A., as Co-Documentation Agents (incorporated by reference to the Current Report on Form 8-K filed by Omnicare, Inc. with the Securities and Exchange Commission on August 25, 2011).

(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.